FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June 14, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



               VANNESSA VENTURES UPDATE ON CRUCITAS (COSTA RICA)

                                 June 14, 2002

Vancouver - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) wishes to announce that, further to the Company's news release of June 7, 2002, information received from Vannessa's subsidiary (Industrias Infinito, S.A.) in Costa Rica confirms that the Government will recognize existing rights for legal reasons and will not consider multi-million dollar buy-outs for financial reasons.

Vannessa is confident that it can work with the Government of Costa Rica to build an operation which will fully address the country's two major concerns: forest and the use of cyanide.

With respect to cyanide, it is well known that it occurs naturally (in plants, vegetables, fruits, etc.) and is widely used in manufacturing ranging from textiles to food supplements and pharmaceuticals. In the mining sector, the use of cyanide is far reaching. Over 90% of the gold production in Canada is based on the use of cyanidation processes. The key is to do so carefully, responsibly and to make compliance with regulations transparent. Infinito will do this by incorporating a monitoring system, which includes personnel from the Company as well as representatives from Government, local communities and environmental interest groups.

With respect to the protection of forests, the area affected by Infinito's proposed mining plan has no virgin forest, is two thirds bare and has a mixture of economic and non-economic growth on the rest of the property. This area is subject to an inventory study currently in progress. The total project area was previously deforested by local farmers. The environmental plan - submitted already several months ago and not as a result of the latest government announcements - includes a commitment to not only reforest an area three to four times as large as the one affected by the company's mining plan, but also includes plans to foster secondary industries in this region which needs social and economic development.

Infinito has consistently shown concern for Costa Rica's interests and has actively demonstrated responsible resource management. During the exploration period alone, over twenty thousand trees were planted in the area despite there being no Government requirement to do so. In addition, ninety-six hectares of land were purchased and donated to the Government.

The processing system itself will be closed circuit and will be limited to only a small amount of the total material processed since a large portion of the gold will be recovered by gravity. This will reduce the need for cyanidation and will considerably limit any risks. A cyanide destruction circuit, using the well-known and proven INCO SO /air technology, will be incorporated. This technology meets all local and international environmental standards.

The Company will work diligently to support the Government's goal to protect the environment and at the same time, safeguard the tremendous potential economic benefit for the country and its people.


"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       June 14, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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